

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 17, 2010

Via U.S. Mail and Facsimile to (614) 438-4900

William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, OH 43240

> **Re: Mettler-Toledo International Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed February 9, 2010**
> **File No. 001-13595**

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations – Consolidated, page 26

1.   We note that you discuss changes in your net sales on a consolidated and geographic destination basis. We also note the changes in local currency net sales that you disclose do not correspond to the changes presented in U.S. dollars on your income statements or in your segment reporting footnote. If you plan to continue to provide such non-GAAP measures in your filings, please tell us why you believe these disclosures comply with Item 10(e) of Regulations S-K, including the reconciliation requirements therein. In future filings, please revise Management's Discussion and Analysis to present the historical financial statement amounts and the amounts in the constant currency and to describe the process for calculating the constant currency amounts and the basis of presentation. Please refer to Question 104.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010 available at the SEC website: http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Index to Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-3

2.   We see on page F-32 that you recorded $31.4 million of restructuring charges during the fiscal year ended December 31, 2009 and presented them under the income statement caption "Other charges (income), net". We note that restructuring charges represent more than 10 percent of earnings before taxes and net earnings during the year ended December 31, 2009. Accordingly, please revise future filings to separately disclose material restructuring charges on the face of your income statement. Refer to Rule 5-03 of Regulation S-K and SAB Topic 5(P).

Note 13. Benefit Plans, page F-23

3.   Please respond to and reconcile the following regarding your defined benefit retirement plan disclosure:

   •   We see that during the year ended December 31, 2008, you recorded an actuarial gain of approximately $86 million in your non-U.S. pension plans. Please describe for us in detail any changes in actuarial assumptions that materially impacted the actuarial gain recorded.

- Describe and reconcile the differences between the gross service cost recorded for your non-U.S. pension benefits disclosed in the summary of changes in the benefit obligation on page F-23 and the net periodic pension cost on page F-25 for the fiscal years ended December 31, 2009 and 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

Sincerely,

Jay Webb
Accounting Reviewer